

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 5, 2011

Mr. Sydney A. Harland
President and Chief Executive Officer
Global Earth Energy, Inc.
1213 Culberth Drive
Wilmington, NC 28405

      RE: **Global Earth Energy, Inc.**
               Form 10-K and Form 10-K/A for Fiscal Year Ended August 31, 2010
               Filed December 15, 2010 and January 18, 2011, respectively
               File No. 0-31343

Dear Mr. Harland:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

               Sincerely,

               Jonathan Wiggins
               Staff Accountant